PGIM Investments LLC

655 Broad Street – 17th Floor
Newark, New Jersey 07102

September 14, 2017

The Board of Directors
The Prudential Investment Portfolios, Inc.
655 Broad Street—17th Floor
Newark, New Jersey 07102

Re: Prudential Jennison Growth Fund

To the Board of Directors:

PGIM Investments has contractually agreed, through January 31, 2020, to limit Total Annual Fund Operating Expenses after fee waivers and/or expenses reimbursements to 1.95% of average daily net assets for Class B shares and .60% of average daily net assets for Class Q shares. This contractual waiver excludes interest, brokerage, taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), acquired fund fees and expenses, extraordinary expenses, and certain other Fund expenses such as dividend and interest expense and broker charges on short sales.

Very truly yours,

PGIM INVESTMENTS LLC
By: /s/ Scott E. Benjamin
Name: Scott E. Benjamin
Title: Executive Vice President